Exhibit 4.1

Description of Registrant’s Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of November 26, 2019, Meridian Bioscience, Inc. (“we,” “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, namely, common stock. We also are authorized to issue preferred stock. The description below does not include all of the terms of our common stock and preferred stock and should be read together with our Amended and Restated Articles of Incorporation and Amended and Restated Code of Regulations.

General

Under our Amended and Restated Articles of Incorporation, we are authorized to issue up to 72,000,000 shares of capital stock, including:

•	71,000,000 shares of common stock, without par value; and

•	1,000,000 shares of preferred stock, without par value.

Common Stock

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, and shareholders have cumulative voting rights, subject to compliance with applicable Ohio law. Our shares of common stock are traded on the Nasdaq Global Select Market.

Subject to the rights of holders of any outstanding shares of preferred stock, each record holder of common stock on the applicable record date is entitled to receive dividends on common stock to the extent authorized by our Board of Directors out of assets legally available for the payment of dividends. In addition, subject to the rights of holders of any outstanding preferred shares, holders of common stock are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Holders of common stock do not have any preemptive rights to subscribe for any of our securities. No conversion, redemption or sinking fund provisions apply to the common stock, and the holders of common stock are not liable to further calls or assessments by us.

Preferred Stock

Our Board of Directors is authorized, without shareholder approval, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our Board of Directors can, without shareholder approval, issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common stock. Any preferred shares issued would also rank senior to our common stock as to rights up on liquidation, winding-up or dissolution. If we issue any preferred shares that are convertible into our common stock, such issuance shares could have the effect of delaying, deferring or preventing a change in control of our company. No preferred shares are outstanding.

Business Combinations

We are subject to Chapter 1704 of the Ohio General Corporation Law (“OGCL”), which prohibits certain business combinations and transactions between an “issuing public corporation” and an “Ohio law interested shareholder” for at least three years after the Ohio law interested shareholder attains 10% ownership, unless the Board of Directors of the issuing public corporation approves the transaction before the Ohio law interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “Ohio law interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

•	prior to the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

•

the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

•	the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

Chapter 1704 is applicable to all corporations formed under Ohio law.

The OGCL also requires approval of mergers, dissolutions, dispositions of all or substantially all of a corporation’s assets and majority share acquisitions and combinations involving the issuance of shares representing one-sixth or more of the voting power of the company immediately after the consummation of the transaction (other than so-called “parent-subsidiary” mergers), by two-thirds of the voting power of the company, unless the articles of incorporation specify a different proportion (but not less than a majority). Our articles of incorporation do not specify a voting power proportion different than that specified by Ohio law in connection with the approval of these transactions.

Transfer Agent and Registrar

Computershare serves as the transfer agent and registrar for our common stock.